SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chem Rx Corporation
(Name of issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

69917T103
(CUSIP Number)

Jerry Silva
c/o Chem Rx Corporation
750 Park Avenue
Long Beach, New York 11561
(516) 889-8770

With copies to:

Timothy I. Kahler, Esq.

Troutman Sanders LLP

405 Lexington Avenue

New York, New York 10174

(212) 704-6000
(Name, address and telephone number of person authorized to receive notices and communications)

October 26, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Page 1 of 10 pages

CUSIP No. 69917T103	Schedule 13D	Page 2 of 10

1	NAME OF REPORTING PERSON:	Jerry Silva
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	1,488,670 (see footnote 1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	6,568,000 (see footnote 2 and footnote 3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,488,670 (see footnote 1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	166,337 (see footnote 2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,568,000 (see footnote 3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.1%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 69917T103	Schedule 13D	Page 3 of 10

(1) For purposes of Section 13(d), Jerry Silva beneficially owns an aggregate of 1,488,670 shares of common stock of the issuer with sole voting and sole dispositive power, consisting of (a) 852,805 shares held by Jerry Silva directly, and (b) 635,865 shares held by Jerry Silva as Life Tenant, and Steven C. Silva as Remainderman.

(2) For purposes of Section 13(d), Jerry Silva and Steven C. Silva share voting power and dispositive power with respect to an aggregate of 166,337 shares of common stock of the issuer. Jerry Silva and Steven C. Silva share such voting power and dispositive power in their capacities as joint trustees of The Jerry Silva 2007 Annuity Trust which is the record and beneficial owner of such 166,337 shares of common stock of the issuer. Steven C. Silva is the son of Jerry Silva.

(3) Jerry Silva may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the voting agreement described in item 6 below with respect to the shares of common stock of the issuer held by themselves and the other parties to such voting agreement, namely, an aggregate of 6,568,000 shares, including an aggregate of 1,993,000 shares that are issuable upon exercise of warrants which are immediately exercisable. For further detail, see the disclosure below under the caption “Voting Agreement” within item 6 of this Schedule 13D. Jerry Silva disclaims beneficial ownership of 4,912,993 of such shares of which he has no dispositive power and this Schedule 13D shall not be construed as an admission that Jerry Silva is the beneficial owner of any securities covered by this Schedule 13D other than those to which he has dispositive power.

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Item 1.      Security and Issuer.

     The securities to which this statement relates are shares of common stock, par value .0001 per share (the “Common Stock”), of Chem Rx Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 750 Park Place, Long Beach, New York 11561.

Item 2.     Identity and Background.

(a)	This Statement is being filed by Jerry Silva (the “Filer”).

(b)	The business address of the Filer is 750 Park Place, Long Beach, New York 11561.

(c)	Jerry Silva is a Director, the Chief Executive Officer and the Chairman of the Board of the Issuer.

(d)	During the last five years, Jerry Silva has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Jerry Silva has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jerry Silva is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

     The Filer acquired all of his shares of the Issuer on October 26, 2007 upon the closing of the transactions under to the Stock Purchase Agreement (the “Transaction”), dated as of June 1, 2007 as amended on October 8, 2007 (as so amended, the “Stock Purchase Agreement”), among Paramount Acquisition Corp., a Delaware corporation ("Paramount"), B.J.K. Inc., a New York corporation (the “Operating Company ”), and Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust, collectively, the stockholders of the Operating Company (the “Sellers”). Pursuant to the Stock Purchase Agreement, the Sellers sold to Paramount (now known as Chem Rx Corporation; i.e., the Issuer) all of the outstanding shares of the capital stock of the Operating Company in consideration for cash, shares of Common Stock of the Issuer and the right to earn additional cash and shares of Common Stock of the issuer upon the achievement of certain targets relating to the EBITDA or stock price of the Issuer. Immediately upon consummation of the transaction Paramount changed its name to “Chem Rx Corporation.”

Item 4.      Purpose of Transaction.

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          The Filer acquired his shares of Common Stock of the Issuer as part of the consideration paid to him by the Issuer for the sale of all of his capital stock in the Operating Company. The Filer may in the future earn the right to be issued additional shares pursuant to the Stock Purchase Agreement. A result of the Transaction and consistent with the terms and provisions of the Stock Purchase Agreement, Jerry Silva, Steven C. Silva, J.Jay Lobell, and David Kellman were appointed as directors of the Issuer. In addition, Jerry Silva was appointed as Chairman of the Board and Chief Executive Officer, Steven C. Silva was appointed President and Chief Operating Officer of the Issuer, Chuck Kelly was appointed Chief Financial Officer of the Issuer, and Michael Segal was appointed as Vice President - New Jersey Operations of the Issuer. Reference is made to the disclosures in the Definitive Proxy Statement (No. 000-51518) filed by Paramount with the SEC, filed October 2, 2007 under the caption “Directors and Executive Officers of Paramount Following the Transaction” which is incorporated herein by reference.

      Lock-Up Covenant

          Under the terms of the Stock Purchase Agreement, the Filer will be restricted from transferring any shares of Common Stock of the Issuer for 180 days following the closing of the Transaction (the “Lock-Up Covenant”). Upon the expiration of the 180-day period (i.e., April 23, 2008), the Lock-Up Covenant will expire with respect to 50% of the total number of shares of Common Stock of the Issuer originally subject to the Lock-Up Covenant. The Lock-Up Covenant will expire with respect to 75% of the total number of shares originally subject to the Lock-Up Covenant nine months after the closing (i.e., July 26, 2008) and will terminate with respect to the remaining shares on the first anniversary of the closing date (i.e., October 26, 2008).

Contingent Right to Additional Shares

          Pursuant to the Stock Purchase Agreement, the Issuer will issue to the Sellers (including the Filer) the following shares pursuant to the provisions of the Stock Purchase Agreement referenced below:

(a)    An aggregate of up to 500,000 shares upon the circumstances provided in Section 1.8 and Section 1.10 of the Stock Purchase Agreement;

(b)   An aggregate of up to 5,500,000 shares upon the circumstances provided in Section 1.9(a) of the Stock Purchase Agreement; and

(c)    An aggregate of up to 3,000,000 shares upon the circumstances provided in Section 1.9(b) of the Stock Purchase Agreement.

      As to any shares so issued, 69.244% would be held by Jerry Silva with sole voting and sole dispositive power, and 11.089% would be held by Jerry Silva and Steven C. Silva with shared voting and shared dispositive power in their capacities as co-trustees of The Jerry Silva 2007 Annuity Trust.

Item 5.      Interest in Security of the Issuer.

(a) & (b) Because the Filer is a party to the Voting Agreement described in item 6, the Filer is deemed by Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 to be the beneficial owner of all shares of the Issuer’s Common Stock beneficially owned by each party to the Voting

CUSIP No. 69917T103	Schedule 13D	Page 6 of 10

Agreement. Therefore, as a result of such Rule, the Filer may be deemed to have shared voting power over all of the 6,568,000 shares of the Issuer’s Common Stock subject to the Voting Agreement, which includes 1,993,000 shares issuable pursuant to warrants which are immediately exercisable. Such 6,568,000 shares represent approximately 40.1% of the outstanding shares of the Issuer’s Common Stock. The Filer disclaims beneficial ownership as to all of the shares of the Issuer’s Common Stock subject to the Voting Agreement except the shares over which the Filer has dispositive power.

   (c)     None

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Filer.

(e)     Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Voting Agreement.

           Pursuant to a Voting Agreement, dated October 26, 2007 (the “Voting Agreement”), each of the stockholders party thereto agreed that, at any meeting of the stockholders of the Issuer, however called, and in any written action by consent of stockholders of the Issuer, such stockholder shall cause all shares of Common Stock of the Issuer then owned by him or his affiliates to be voted as provided in the Voting Agreement with respect to the election and re-election of certain persons as directors of the Issuer.

          For purposes of Section 13(d), a total of 6,568,000 may be deemed to be beneficially owned by virtue of the voting agreement, consisting of 4,575,000 shares currently outstanding and 1,993,000 shares issuable pursuant to exercise of immediately exercisable warrants. The number of such shares held by each party to the voting agreement is as follows:

Name	Shares as to which voting power is currently held	Additional Shares as to which voting power will be held after issuance Upon exercise of warrants
Jerry Silva	852,805	0
Steven Silva	656,890	0
The Jody R. Silva Trust	88,103	0
Jerry Silva, as Life Tenant, And Steven Silva, as Remainderman	635,865	0
The Jerry Silva 2007 Annuity Trust	166,337	0
Lindsay A. Rosenwald	584,375	1,304,574
Lindsay A. Rosenwald 2000 Family Trusts	584,375
J. Jay Lobell	318,750	395,523
I. Keith Maher	318,750	60,453
Michael Weiser	106,250	44,150
Arie Belldegrun	106,250	44,150
Isaac Kier	156,250	144,150

Total	4,575,000	1,993,000

CUSIP No. 69917T103	Schedule 13D	Page 7 of 10

     Put Option Agreements.

Jerry Silva and Steven C. Silva (the “Silvas”) entered into separate put option agreements (the “Put Option Agreements”) with certain institutional investors pursuant to which the Silvas granted each investor an option to require the Silvas to purchase shares of the Issuer’s Common Stock from them at a specified time in the future. See the proxy supplement filed by the Issuer on October 17, 2007, which is incorporated herein by reference, for more information related to these Put Option Agreements. If all of the institutional investors were to exercise their put option rights, then the Silvas could be required to purchase an aggregate of 5,172,749 shares of the issuer from the applicable investors. If the Silvas were required to purchase all of such shares, a change in control of the Issuer would result.

     Registration Rights Agreement.

Pursuant to a Registration Rights Agreement, dated October 26, 2007, the Issuer granted to the Sellers (including the Filer) certain piggyback and demand registration rights with respect to the shares of Issuer Common Stock issued as consideration for their shares of the Operating Company. The Issuer has agreed to use its reasonable best efforts to become eligible to use Form S-3 (or any comparable successor form) under the Securities Act and as soon as the Issuer becomes so eligible, the Issuer will (i) qualify and remain qualified to register securities on Form S-3 and (ii) file a shelf registration statement under Rule 415 of the Securities Act.

     Employment Agreement.

Pursuant to an Employment Agreement dated June 1, 2007 with the Issuer (the “Employment Agreement”), Jerry Silva has been named Chairman and Chief Executive Officer of the Issuer. Such Employment Agreement is set forth as Exhibit 10.1 to the Issuer’s Form 8-K filed June 4, 2007 with the SEC and incorporated by reference herein.

     Lock-Up Covenant and Contingent Right to Additional Shares.

Reference is also made to (a) the restrictions on the right of Jerry Silva to transfer shares of the Iissuer's Common Stock as described in item 4 of this Schedule 13D under the caption "Lock-Up Covenant" and (b) the right of Jerry Silva to acquire additional shares of the Iissuer's Common Stock as described in item 4 of this Schedule 13D under the caption "Contingent Right to Additional Shares.”

          Except for the Stock Purchase Agreement, the Voting Agreement, the Put Option Agreements, the Registration Rights Agreement, the Employment Agreement and the Lock-Up Covenant, to the best knowledge of the Filer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filer and any other person with

CUSIP No. 69917T103	Schedule 13D	Page 8 of 10

 respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                Each of the Sellers under the Stock Purchase Agreement may also receive additional shares of Common Stock of the Issuer depending upon the achievement of certain future EBITDA or stock price targets by the Issuer. Such shares would also be subject to the Voting Agreement

Item 7.      Material to be Filed as Exhibits.

     The following are exhibits to this Statement are incorporated herein by reference to the Report or Statement indicated below:

Exhibit 7.1

Stock Purchase Agreement, dated as of June 1, 2007 as amended on October 8, 2007, among Paramount Acquisition Corp., B.J.K. Inc., and Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust, collectively, the stockholders of the Operating Company (included as Annex A of the Proxy Statement filed October 2, 2007 with the SEC and incorporated by reference herein).

Exhibit 7.2	Form of Voting Agreement (included as Annex F of the Proxy Statement filed October 2, 2007 and incorporated by reference herein).
Exhibit 7.3	Form of Registration Rights Agreement (included as Annex D of the Proxy Statement filed October 2, 2007 and incorporated by reference herein).
Exhibit 7.4	Put Option Agreements (included as Annexes to the Supplement to the Proxy Statement filed October 17, 2007 and incorporated by reference herein).
Exhibit 7.5	Jerry Silva Employment Agreement (included as Exhibit 10.1 to Form 8-K filed June 4, 2007 and incorporated by reference herein).

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Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:     November 5, 2007
                                                                                                                                               /s/ Jerry Silva

                                                            Jerry Silva

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EXHIBIT INDEX

The following are exhibits to this Statement are incorporated herein by reference to the Report or Statement indicated below:

Exhibit No.	Description
Exhibit 7.1

Stock Purchase Agreement, dated as of June 1, 2007 as amended on October 8, 2007, among Paramount Acquisition Corp., B.J.K. Inc., and Jerry Silva, Steven C. Silva, Jerry Silva, as Life Tenant, and Steven C. Silva, as Remainderman, The Jody R. Silva Trust and The Jerry Silva 2007 Annuity Trust, collectively, the stockholders of the Operating Company (included as Annex A of the Proxy Statement filed October 2, 2007 with the SEC and incorporated by reference herein).

Exhibit 7.2	Form of Voting Agreement (included as Annex F of the Proxy Statement filed October 2, 2007 and incorporated by reference herein).
Exhibit 7.3	Form of Registration Rights Agreement (included as Annex D of the Proxy Statement filed October 2, 2007 and incorporated by reference herein).
Exhibit 7.4	Put Option Agreements (included as Annexes to the Supplement to the Proxy Statement filed October 17, 2007 and incorporated by reference heren).
Exhibit 7.5	Jerry Silva Employment Agreement (included as Exhibit 10.1 to Form 8-K filed June 4, 2007 and incorporated by reference herein).